Exhibit 21.1

List of Subsidiaries of PetIQ Inc.

Name of Subsidiary	State or Country of Incorporation or Organization

PetIQ Holdings, LLC	Delaware

PetIQ, LLC	Idaho

True Science Holdings, LLC	Florida

TruRX, LLC	Idaho

Tru Prodigy, LLC	Texas

M & C USA, LLC	Delaware

Mark and Chappell Limited	United Kingdom

Mark and Chappell (Ireland) Limited	Ireland

Prodex D.O.O.	Slovenia